Ex. 99-B.4.4

ING Life Insurance and Annuity Company

Code Section 403(b) Tax Sheltered Annuity Endorsement

This Endorsement is part of the Contract to which it is attached. The purpose of this Endorsement is to amend the Contract to meet the qualification requirements for a Tax Sheltered Annuity under Code Section 403(b). The following provisions amend the terms of the Contract, and the terms of the Endorsement shall prevail in case of a conflict with the terms of the Contract.

For purposes of this Endorsement, "Deposit" shall refer to either the term "Deposit" or "Contribution" as used in the Contract to which this Endorsement is attached.
1.	Exclusive Benefit The Contract is established for the exclusive benefit of you or your Beneficiary(ies). Joint Contract Owners are not permitted under this Contract.
2.	Annuitant You are the Annuitant. You may not change the Annuitant.
3.

Deposit Limits

Deposits to the Contract for any tax limitation year are limited to the amount set forth in Code Section 415, generally, 100% of compensation up to $40,000 (as may be adjusted by law or by the Secretary of the Treasury). In addition, except to the extent of any alternative limitation permitted under Code Section 402(g)(7), salary reduction contributions may not exceed the applicable dollar amount permitted under Code Section 402(g)(1). For taxable years beginning in 2006, the applicable dollar amount is $15,000. For taxable years beginning in 2007, the applicable dollar amount is $15,000 as adjusted by the Secretary of the Treasury for cost of living.

Notwithstanding the limits provided for above, if you would be at least age 50 by the end of the plan year, you may contribute an additional amount not to exceed the lesser of:

(a)	$1,000 as adjusted under Code Section 414(v)(2)(B) and (C) or
(b)	the excess of your compensation for such plan year over the amounts you contributed for such plan year above.
All other Deposit limits and restrictions under the Contract, including but not limited to Section 3.01, shall apply.
4.

Rollover Deposit(s)

This Contract shall accept Deposits that are considered rollover eligible amounts in accordance with Code Section 402(c)(4) from an eligible retirement plan described in Code Section 402(c)(8)(B).

5.

General Definitions

The following terms are added to the section entitled General Definitions:

Loan Account: An accounting device used to keep a record of loan activity. For each loan, an amount equal to the loan amount is transferred from the Sub-Accounts or, if applicable, the General Account in which the Deposits are held and is credited to a separate Loan Account within the General Account. The Loan Account is then credited with interest at a rate which is not less than the Loan Interest Rate, less [3.0%], on an annual basis.

Loan Effective Date: The date on which the Company receives a loan agreement in Good Order.

Loan Interest Rate: The interest rate the Company charges on a loan.

6.	Withdrawal Restrictions Withdrawals of Deposits attributable to salary reduction and earnings or interest credited on those Deposits are available for withdrawal only if you have:

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1.	attained age 59 1/2;
2.	separated from service (termination);
3.	died;
4.	become disabled within the meaning of Code Section 72(m)(7);
5.

qualified for a financial hardship distribution under applicable Treasury regulations. The amount available for hardship is limited to the lesser of the amount necessary to satisfy the need or the portion of the Deposit(s) attributable to salary reduction contributions made after December 31, 1988; or

6.	met other circumstances as otherwise allowed by federal law, regulations or rulings.

We may require that you or, if applicable, your Beneficiary certify and/or provide satisfactory proof that one of these conditions has been met before a withdrawal request is considered to be in Good Order.

Under certain circumstances, withdrawals may be subject to IRS tax penalties and/or Early Withdrawal Charges, if applicable in your Contract.

This section applies only to Deposits attributable to salary reduction contributions made after December 31, 1988, amounts transferred from Code Section 403(b)(7) custodial accounts, and the earnings or interest credited on either after December 31, 1988.

If pursuant to Revenue Ruling 90-24 or as otherwise permitted by the Code and applicable regulations, we agree to accept amounts transferred from a Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Code Section 403(b)(7)(A)(iii).

This section does not apply to any transfer Deposit(s) which are attributable to contributions made and/or earnings credited to another Code Section 403(b) Tax Sheltered Annuity before January 1, 1989.

This section does not apply to transfers to another eligible retirement plan as provided under the Code. However, we require verification from the eligible retirement plan that the funds will be transferred to that plan.

This section does not restrict your ability to obtain a loan in accordance with the Loan provisions below.

7.

Withdrawal of Contract Value

The following is added to the section entitled Withdrawal of Contract Value:

You may transfer or rollover a full or partial withdrawal from one 403(b) plan or contract to another 403(b) plan or contract without the withdrawal being includible in gross income in the taxable year of the transfer or rollover.

Transfers of funds between 403(b) plans or contracts are not considered actual or deemed distributions and consequently they are not currently taxable if the transferred funds continue to be subject to the same or more stringent distribution restrictions.

8.

Loans

The following is added to the Contract:

Loans: During the Accumulation Period, loans are granted (1) as permitted under applicable law; (2) subject to the terms and conditions of the loan agreement; and, (3) in accordance with the following provisions:

(a)	Amount available for loan: The amount available for loan is the Contract Value subject to the limitations below. The minimum loan amount is $1,000. The maximum loan amount is the lesser of:
(1)	Fifty percent (50%) of the Contract Value, including the amount, if any, in the Loan Account, reduced by the amount of any outstanding loan balance on the Loan Effective Date; or

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(2)	Fifty thousand dollars ($50,000) reduced by the highest outstanding loan balance for the preceding 12 months.
The amount of all outstanding loans cannot exceed $50,000. We reserve the right not to grant a loan request if the Contract Owner has an outstanding loan in default.
(b)	Loan Interest Rate: The Loan Interest Rate will not be greater than [8]% on an annual basis.
(c)	Loan repayment: Repayment is as set forth in the loan agreement, or you may repay a loan in full at any time.
(d)

Partial withdrawal(s) while a loan is outstanding: The amount available for partial withdrawal while a loan is outstanding is equal to the Contract Value, including the Loan Account, minus 125% of the outstanding loan balance.

(e)	Full withdrawal while a loan is outstanding: When a full withdrawal is requested while a loan is outstanding, one of the following occurs:
(1)

If the Contract Value available for distribution is sufficient to repay (a) the outstanding loan balance plus (b) any applicable Early Withdrawal Charge due on the outstanding loan balance, that amount (the total of (a) and (b)), minus the Loan Account balance is deducted from the Contract Value and the loan is canceled. The outstanding loan balance, if not previously reported, will be reported to the Internal Revenue Service as a distribution.

(2)

If the Contract Value available for distribution is not sufficient to repay (a) the outstanding loan balance plus (b) any applicable Early Withdrawal Charge due on the outstanding loan balance, the withdrawal amount cannot exceed the Contract Value, including the Loan Account, minus 125% of the outstanding loan balance and a full withdrawal cannot be made until the loan is repaid in full.

(f)

Electing an annuity option while a loan is outstanding: Before the Contract Value is applied to the Annuity Option, you may repay any outstanding loan balance, or Contract Value will be adjusted to cancel the loan as described in "Full withdrawal while a loan is outstanding" above.

(g)

Death of the Contract Owner while a loan is outstanding: If a death claim is submitted while a loan is outstanding, the Contract Value, including the amount of the Loan Account, is reduced by the amount of the outstanding loan balance before the death benefit amount is determined.

(h)

Loan Default: If the Company does not receive a loan payment when due, the entire outstanding loan balance will be in default, will be reported to the IRS for the year that the default occurred and will be treated as follows:

(1)

If the amount of the Contract Value available for distribution is sufficient to repay (a) the outstanding loan balance, plus (b) any Early Withdrawal Charge due on the outstanding loan balance, that amount is deducted from the Contract Value; or

(2)

If the amount of the Contract Value available for distribution is not sufficient to repay (a) the outstanding loan balance, plus (b) any Early Withdrawal Charge due on the outstanding loan balance, the Loan Account will continue to earn interest, and interest will continue to be charged on the defaulted amount until it is repaid in its entirety or until there is a sufficient amount in the Contract Value to repay the total amount due in (a) and (b) above. This will generally be when you reach age 59 1/2 or separate from service.

9.

Death Benefit (Before Annuity Payments Start) while a loan is outstanding

The death benefit payable will be the Contract Value minus the outstanding loan balance on the date when the death claim is received in Good Order.

10.	Roth Deposit(s) This Contract does not permit Deposit(s) attributable to designated Roth contributions as described in Code Section 402A.

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11.

Nontransferable and Nonassignable

This Contract is nontransferable and nonassignable, except to the Company in the event of a loan, or pursuant to a "qualified domestic relations order" as set forth under the Code.

12.	Nonforfeitable The interest of the Contract Owner is nonforfeitable.

The effective date of this Endorsement is the later of the effective Date of the Contract or the date the Endorsement is attached to the Contract.
/s/ Brian D. Comer
President ING Life Insurance and Annuity Company

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